* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. EST December 10, 2025.

CONTROL #

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

ATTEND THE VIRTUAL MEETING
If you would like to attend the Virtual Meeting, please register for the Extraordinary General Meeting of Shareholders to be held at 8:30 a.m. EST on December 11, 2025 via the following URL:

https://meeting.vstocktransfer.com/SRIVARUDEC25

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Shareholders - SRIVARU Holding Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

The Board of Directors recommends a vote "FOR" Proposal 1.

1. RESOLVED, as an ordinary resolution, that the reduction of the par value of all issued and unissued ordinary shares from US$0.50 to US$0.0001 per share and the authorized share capital of the Company remain US$10,000,000 and the resulting amendment to the Company's Memorandum and Articles of Association

☐ FOR ☐ AGAINST ☐ ABSTAIN

To act on any other business that may properly come before the Meeting or any reconvened meeting after adjournment.

Date	**Signature**	**Signature, if held jointly**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

SRIVARU Holding Limited
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 11, 2025

Important Notice Regarding the Availability of Proxy Materials for the Meeting to be held on December 11, 2025

The Meeting Material is available at:

https://svmh.ai/events/egm/november-2025/

To Register for the Virtual Meeting, Please Visit:

https://meeting.vstocktransfer.com/SRIVARUDEC25

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of the Company, hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders (the "Meeting") and the Proxy Statement, each dated December 11, 2025, and hereby appoints Mohanraj Ramasamy if no person is otherwise specified, the chairman of the Meeting, as proxy and representative, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company (or any adjournment or postponement of the Meeting) to be held on December 11, 2025, at 8:30 a.m., Eastern time, by Conference Call (link shared by VStock), and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy if no direction is given and upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder or, if no direction is provided, at the discretion of the proxy. If the chairman of the Meeting is appointed as proxy and no direction is made, this proxy will be voted FOR the proposals.

This Proxy is solicited on behalf of the management of SRIVARU Holding Limited. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned registered shareholder or, if no direction is provided, at the discretion of the proxy. If no direction is made and the chairman of the Meeting is appointed as proxy, this Proxy will be voted FOR the proposals described above.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE